

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Raafit E. F. Fahim, Ph.D.
Chief Executive Officer
Nabi Biopharmaceuticals
12276 Wilkins Avenue
Rockville, MD 20852

>   **Re: Nabi Biopharmaceuticals**
>   **Form 10-K for the Fiscal Year Ended December 26, 2009**
>   **Form 10-Q for the Quarterly Period Ended September 25, 2010**
>   **File No. 000-04829**

Dear Dr. Fahim:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief